Date: 22 January 2004
Release Number: 2004 – 02

Intelsat, Ltd. Extends Expiration Date for Senior Notes Exchange Offer

Hamilton, Bermuda, 22 January 2004 — Intelsat, Ltd. announced today that it is extending until 5:00 p.m. New York City time on 27 January 2004, unless further extended, the expiration date of its offer to exchange its 5 1/4% Senior Notes due 2008 and its 6 1/2% Senior Notes due 2013 sold in November 2003 pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), for an equal amount of newly issued 5 1/4% Senior Notes due 2008 and 6 1/2% Senior Notes due 2013, respectively. The exchange offer had been scheduled to expire on 22 January 2004. All other terms of the exchange offer remain unchanged. Intelsat, Ltd. is extending the exchange offer because not all of the outstanding 5 1/4% Senior Notes due 2008 and 6 1/2% Senior Notes due 2013 have been tendered. Intelsat, Ltd. does not currently intend to extend the exchange offer beyond 27 January 2004.

Intelsat, Ltd. will accept for exchange any and all original notes validly tendered and not withdrawn prior to 5:00 p.m. New York City time on 27 January 2004 (the “expiration date”), unless further extended. Tenders of original notes may be withdrawn at any time prior to 5:00 p.m. New York City time on the expiration date.

The terms of the exchange offer and other information relating to Intelsat, Ltd. are set forth in the prospectus dated 16 December 2003. Copies of the prospectus and the related letter of transmittal may be obtained from The Bank of New York, which is serving as the exchange agent in connection with this exchange offer. The Bank of New York’s address, telephone number and facsimile number are as follows:

The Bank of New York 101 Barclay Street Floor 7E Corporate Trust Operations Reorganization Unit New York, New York 10286 Telephone: (212) 815-5788 Fax: (212) 298-1915

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 25 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries rely on Intelsat’s global satellite, teleport and fiber network for high-quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact:

Dianne VanBeber
dianne.vanbeber@intelsat.com
+1 202 944 7406

Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. These forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Detailed information about some of the known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2002 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.